12014197

SEC Mail Processing Section

MAR 14 2012

Washington, DC 123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Moon Financial, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1531 Stout Street
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Koczera (720) 496-2404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite Street, Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BLUE MOON FINANCIAL, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2011

OATH OR AFFIRMATION

I, Bob Lemon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Moon Financial, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

[illegible]

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Blue Moon Financial, LLC
Table of Contents

StarkSchenkein, LLP

BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Blue Moon Financial, LLC

We have audited the accompanying statement of financial condition of Blue Moon Financial, LLC, at December 31, 2011, and the related statements of operations and member's equity (deficit), and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Moon Financial, LLC, as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has violated its net capital requirements. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Stark Schenkein, LLP

Denver, Colorado
March 8, 2012

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

An Independent Member of BKR International

Blue Moon Financial, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Prepaid expenses	$	610
	$	610

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES		
Accounts payable	$	9,600
Payable to a Member		9,094
MEMBER'S DEFICIT		(18,084)
	$	610

The accompanying notes are an integral part of these financial statements.

Blue Moon Financial, LLC
Statement of Operations and Member's Equity (Deficit)
For The Year Ended December 31, 2011

REVENUES	
Commissions Revenue	$ -
Interest income	105
Total revenues	105
EXPENSES	
Selling, General, and Administrative	15,106
Professional Fees	10,800
Consulting Fees	5,250
Total expenses	31,156
NET (LOSS)	(31,051)
MEMBER'S EQUITY (DEFICIT), beginning of year	4,514
Member's contributions	8,453
MEMBER'S EQUITY (DEFICIT), end of year	$ (18,084)

The accompanying notes are an integral part of these financial statements.

Blue Moon Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

OPERATING ACTIVITIES	
Net (loss)	$ (31,051)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Decrease in prepaid expenses	7,605
Increase in accounts payable	5,785
Increase in accrued liabilities	-
Net cash (used in) operating activities	(17,661)
INVESTING ACTIVITIES	
Net cash provided by investing activities	-
FINANCING ACTIVITIES	
Increase in payable to member	9,094
Increase in member's contributions	8,453
Net cash provided by financing activities	17,547
NET DECREASE IN CASH	(114)
CASH AT BEGINNING OF YEAR	114
CASH AT END OF YEAR	$ -
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

BLUE MOON FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 – Summary of significant accounting policies

Organization

Blue Moon Financial, LLC (the "Company"), is a Colorado limited liability company organized on August 14, 2002. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, in connection with its activities as a broker/dealer, sells interests of limited partnerships managed by related parties.

As a Colorado Limited Liability Company ("LLC"), the Company has some of the attributes of a sole proprietorship, a general partnership and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract between the members, much as a general partnership. The members are protected from personal liability for the acts of the LLC, much like shareholders of a corporation. An LLC also differs from a limited partnership by not imposing personal liability on members for participating in the management of the LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

Revenue Recognition

The Company recognizes commission revenue upon receipt of commissions from the related parties and copies of signed offering documents from investors, indicating a purchase of interests in the limited partnerships.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Note 1 – Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses and accounts payable approximates fair value because of the short maturity of these items.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital deficiency of ($21,149), which was below its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was (75%) at December 31, 2011.

Note 3 – Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred, and may continue to incur, net losses in the future. The company also has ($21,149) deficiency in net capital at December 31, 2011. As of the date of these financial statements, the net capital deficiency continues to exist.

Note 4 – Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

Note 5 – Related Party Transactions

The Company has an expense sharing agreement with a related entity. Under the agreement, any deficiencies in cash flow for operating expenses will be paid by the parent entity and the Company can reimburse the parent entity under the expense sharing agreement.

During the year ended December 31, 2011, the member contributed $8,453 to the Company.

The Company operates as the placement agent for private offerings to raise capital for related parties; therefore, all commissions received are received from related parties.

Note 6 – Commitments

The Company is currently leasing office space on a month-to-month basis from a related party at no charge.

Note 7 – Contingencies

There are two claims which arose in 2011 which continue to affect BMF to date:

1) Morphew v. VSR Financial Services; Paul Larsen; Quentin Silic; Blue Moon Financial, LLC; et al, FINRA Arbitration No. 11-02400; and
2) Carson v. VSR Financial Services; Paul Larsen; Quentin Silic; Blue Moon Financial, LLC; et al, FINRA Arbitration No. 11-03091

Both of these pending matters involve customer complaints concerning investments made by them in a project presented by Paul Larsen, who is a registered representative, but not employed by or associated with the Company. The claims allege failure to supervise; suitability; misrepresentation; negligence; breach of fiduciary duty, et al. The claimants seek monetary damages in excess of $83,000 (Morphew) and $250,000 (Carson).

The Company asserts that these claims are baseless because of the Company's lack of privity and affiliation with the claimants, and the Company believes that there is a strong likelihood of prevailing in arbitration. The claims are being contested and vigorously defended, and the Company will seek either dismissal, or favorable settlement through mediation.

Additionally, the Company is currently undergoing an SEC investigation which commenced in approximately August of 2010 and may continue through the first half of 2012. It is unknown whether there will be any significant findings or recommendations adverse to the Company arising from these proceedings.

Note 8 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Blue Moon Financial, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2011

Total member's equity (deficit) qualified for net capital from the Statement of Financial Condition	$ (18,084)
Less: Total nonallowable assets	(610)
Net capital (deficiency)	$ (18,694)
Aggregate indebtedness - from the Statement of Financial Condition	$ 18,694
Basic net capital requirement	$ 5,000
Deficiency in net capital	$ (23,694)
Ratio aggregate indebtedness to net capital	-100%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2011:	$ (13,029)
Audit adjustments:	
Increase to payable to members	(3,800)
Decrease to prepaid expenses	(8,215)
Increase to shareholders' equity (deficit)	6,350
Net capital (deficiency)	$ (18,694)

Blue Moon Financial LLC
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2011

Blue Moon Financial, LLC operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors of
Blue Moon Financial, LLC

In planning and performing the audit of the financial statements and supplemental schedule of Blue Moon Financial, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Spicer Jeffries, LLP

Denver, Colorado
March 8, 2012